Exhibit 3(iv)

PLAN OF MERGER and SHARE EXCHANGE AGREEMENT

AMENDMENT TO TERMS AND CONDITIONS

                This Amendment to the Terms and Conditions of the Plan of Merger and Share Exchange Agreement (hereinafter call the “Agreement”) is made as of August 27, 2010 by and between Green Endeavors, Ltd., a Delaware corporation (“Green Delaware”) and Green Endeavors, Inc. a Utah corporation (“Green Utah”).  Green Delaware and Green Utah are sometimes referred to as the “Constituent Corporations.”

Recitals

                Whereas the Plan of Merger and Share Exchange Agreement between the parties hereto needs to be amended to delay the effective date of the delivery of the shares of Green Utah to the existing shareholders of Green Delaware until September 2, 2010, therefore Paragraph 1.D of the agreement is amended to read as follows:

D.    Common Stock of Green Delaware and Green Utah.  On September 2, 2010 by virtue of the Merger and without any further action on the part of the Constituent Corporations or their shareholders, (i) each share of Common Stock of Green Delaware issued and outstanding on August 24, 2010 shall be converted into shares of fully paid and nonassessable shares of the shares of Green Utah at a ratio of 1 to 5.

IN WITNESS WHEREOF, this Agreement, having first been duly approved by the Board of Directors of Green Delaware and Green Utah, is hereby executed on behalf of each said corporation and attested by their respective officers thereunto duly authorized.

Green Endeavors, Ltd.                                                        Green Endeavors, Inc.

A Delaware Corporation                                                    A Utah Corporation

By:    /s/ Richard Surber                        .                            By:     /s/ Richard Surber                                                .

                Richard D. Surber                                                                Richard D. Surber

                President and CEO                                                              President and CEO